

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
COMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com


05007409

April 18, 2005

File No.82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr. No.	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	April 18, 2005	Intimation to Stock Exchanges about Board Meeting to be held on Wednesday, April 27, 2005 to consider audited financial results and for recommending dividend on equity shares for the financial year ended on March 31, 2005

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

VINOD AMBANI
PRESIDENT & COMPANY SECRETARY